Exhibit 11

STATEMENT RE: COMPUTATION OF PER SHARE EARNINGS

(Amounts in thousands except per share data)

	For the Three Months ended June 30,
	2008	2007
Numerator:
Income from continuing operations	16,079	16,999
Income from discontinued operations	2,823	2,615
Preferred stock dividends	(2,953)	(4,468)

Net income available to common shareholders	15,949	15,146

Denominator:
Denominator for basic earnings per share—weighted average shares	51,020	50,705
Dilutive effect of stock based awards	830	1,135

Denominator for diluted earnings per share adjusted for weighted average shares and assumed conversion	51,850	51,840

Basic earnings per share from continuing operations	0.26	0.25
Basic earnings per share from discontinued operations	0.05	0.05

Basic earnings per share	0.31	0.30

Diluted earnings per share from continuing operations	0.25	0.24
Diluted earnings per share from discontinued operations	0.06	0.05

Diluted earnings per share	0.31	0.29

STATEMENT RE: COMPUTATION OF PER SHARE EARNINGS

(Amounts in thousands except per share data)

	For the Six Months ended June 30,
	2008	2007
Numerator:
Income from continuing operations	30,957	31,000
Income from discontinued operations	5,103	4,996
Preferred stock dividends	(5,906)	(8,936)

Net income available to common shareholders	30,154	27,060

Denominator:
Denominator for basic earnings per share—weighted average shares	51,005	50,660
Dilutive effect of stock based awards	770	1,180

Denominator for diluted earnings per share adjusted for weighted average shares and assumed conversion	51,775	51,840

Basic earnings per share from continuing operations	0.49	0.43
Basic earnings per share from discontinued operations	0.10	0.10

Basic earnings per share	0.59	0.53

Diluted earnings per share from continuing operations	0.48	0.42
Diluted earnings per share from discontinued operations	0.10	0.10

Diluted earnings per share	0.58	0.52